EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
(unaudited, thousands of dollars)

	Three Months Ended March 31,
	2002	2001
Earnings:
Income from continuing operations	$9,401	$12,252
Add:
Income tax	3,934	6,188
Amortization of capitalized interest	656	644

	13,991	19,084

Adjustments to earnings for fixed charges:
Interest and other financial charges	15,223	18,915
Interest attributable to rentals	408	432

	15,631	19,347

Earnings as adjusted	$29,622	$38,431

Fixed charges:
Fixed charges above	$15,631	$19,347
Capitalized interest	—	—

Total fixed charges	$15,631	$19,347

Ratio of earnings as adjusted to total fixed charges	1.90	1.99